UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 22)

GRAHAM HOLDINGS COMPANY
(Name of Issuer)

Class B Common Stock $1.00 par value (Title of Class of Securities)	939640 10 8 (CUSIP Number)

Nicole M. Maddrey
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209
(703) 345-6300

with a copy to:

Nicholas A. Dorsey, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1764
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ◻.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAMES OF REPORTING PERSONS
Donald E. Graham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
454,442

	8	SHARED VOTING POWER
106,660

	9	SOLE DISPOSITIVE POWER
337,612

	10	SHARED DISPOSITIVE POWER
223,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
561,102

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 11.46%
Calculated based on 4,896,696 shares of Class B Common Stock outstanding (4,350,385 shares of Class B Common Stock reported by the Company as outstanding on October 25, 2019,  plus 546,311 shares issuable upon conversion of Class A Common Stock beneficially owned by Mr. Graham, share for share, into Class B Common Stock)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Report relates to the Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), of Graham Holdings Company (formerly The Washington Post Company, the “Company”). The Report on Schedule 13D filed by Donald E. Graham and Katharine Graham dated March 4, 1977 (the “Original Report”), as amended on February 14, 1983 (“Amendment No. 1”), March 5, 1985 (“Amendment No. 2”), April 16, 1986 (“Amendment No. 3”), January 28, 1987 (“Amendment No. 4”), October 19, 1994 (“Amendment No. 5”), January 27, 1998 (“Amendment No. 6”), March 8, 2001 (“Amendment No. 7”), August 30, 2001 (“Amendment No. 8”), September 21, 2001 (“Amendment No. 9”), September 12, 2002 (“Amendment No. 10”), October 26, 2007 (“Amendment No. 11”), March 5, 2009 (“Amendment No. 12”), August 25, 2010 (“Amendment No. 13”), June 15, 2011 (“Amendment No. 14”), July 26, 2013 (“Amendment No. 15”), July 2, 2014 (“Amendment No. 16”), March 2, 2015 (“Amendment No. 17”), June 10, 2015 (“Amendment No. 18”), July 1, 2015 (“Amendment No. 19”), November 12, 2015 (“Amendment No. 20”) and March 15, 2018 (“Amendment No. 21”), is hereby amended and supplemented as set forth below. The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20 and Amendment No. 21, is hereinafter referred to as the “Schedule 13D”. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

The amendment to the Schedule 13D is as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby deleted in its entirety and substituted by the following:

Interests of Mr. Graham:

As of December 16, 2019, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 561,102 shares of Class B Common Stock of the Company, constituting approximately 11.46% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act). Such beneficial ownership was as set forth in paragraphs (a) through (l) below. Except as to the extent of: (A) his sole fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (d), (h) and (i) below, (B) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (j) and (k) below and (C) his shared voting and investment power with respect to shares held by his spouse referred to in paragraph (l) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (d) and (h) through (l).

(a) 150,469 shares of Class A Common Stock, par value $1.00 per share (“Class A Common Stock”), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock) held in a revocable trust for the benefit of Mr. Graham. Mr. Graham, as settlor, had sole voting and dispositive power with respect to such shares. Mr. Graham has the right to revoke such trust at any time.

(b) 96,000 shares of Class A Common Stock, held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee with a casting vote, had sole voting and investment power with respect to such shares.

(c) 79,395 shares of Class A Common Stock, held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee with a casting vote, had sole voting and investment power with respect to such shares.

(d) 7,617 shares of Class A Common Stock, held in a trust for the benefit of another. Mr. Graham, as a trustee with a casting vote, had sole voting and investment power with respect to such shares.

(e) 116,830 shares of Class A Common Stock, held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, had sole voting and shared investment power with respect to such shares with Daniel L. Mosley, the other trustee.

(f) 96,000 shares of Class A Common Stock, held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, had shared voting and investment power with respect to such shares with Mr. Mosley and Elizabeth G. Weymouth, the other trustees.

(g) 3,087 shares of Class B Common Stock held in a revocable trust for the benefit of Mr. Graham. Mr. Graham, as settlor, had sole voting and dispositive power with respect to such shares. Mr. Graham has the right to revoke such trust at any time.

(h) 522 shares of Class B Common Stock, held in a trust for the benefit of another. Mr. Graham, as a trustee with a casting vote, had sole voting and investment power with respect to such shares.

(i) 522 shares of Class B Common Stock, held in a trust for the benefit of another. Mr. Graham, as a trustee with a casting vote, had sole voting and investment power with respect to such shares.

(j) 5,000 shares of Class B Common Stock, held in a trust for the benefit of another. Mr. Graham, as a trustee, had shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(k) 5,600 shares of Class B Common Stock, held in a trust for the benefit of another. Mr. Graham, as a trustee, had shared voting and investment power with respect to such shares with Timothy O’Shaughnessy, the other trustee.

(l) 60 shares of Class B Common Stock, held by Mr. Graham’s spouse. Mr. Graham, as a spouse, had shared voting and investment power with respect to such shares.

Transactions During the Past Sixty Days:

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 7,338 shares of Class A Common Stock for the benefit of another.

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 72,000 shares of Class A Common Stock for the benefit of another.

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 21,975 shares of Class A Common Stock for the benefit of another.

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 900 shares of Class A Common Stock for the benefit of another.

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 900 shares of Class A Common Stock for the benefit of another.

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 48,626 shares of Class A Common Stock for the benefit of another.

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 48,626 shares of Class A Common Stock for the benefit of another.

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 48,627 shares of Class A Common Stock for the benefit of another.

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 48,626 shares of Class A Common Stock for the benefit of another.

On December 16, 2019, Mr. Graham resigned from his position as trustee for a trust holding 43,363 shares of Class B Common Stock for the benefit of another.

The reporting person hereby undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the disposed shares listed in this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2019	By:	/s/ Donald E. Graham
Name: Donald E. Graham